Exhibit 99.2

Asset Acquisition Agreement

Party A (Acquiring Party): Fuzhou Golden Carnival Cultural Development Co., Ltd.

Unified Social Credit Code:

Party B (Transferor): Ningde City Xiapu County Haoyu Amusement Co., Ltd.

Unified Social Credit Code:

Given:

1. Party B legally owns all the subject assets and related rights stipulated in this Agreement, and there are no defects in title to such assets (including but not limited to mortgages, pledges, seizures, freezes, guarantees, ownership disputes, etc.). Party B has the right to transfer such assets in accordance with the law.

2. Party B has issued an “Asset Appraisal Report” for the assets to be transferred, and Party A has reviewed and approved the appraisal results and all contents of the report.

3. Party A intends to acquire the target assets owned by Party B as stipulated in this Agreement, and Party B agrees to transfer the target assets to Party A in accordance with the conditions stipulated in this Agreement. After friendly consultation, both parties, based on the principles of equality, voluntariness, fairness, good faith, and equivalent compensation, have reached the following agreement on the acquisition of assets, which shall be jointly observed.

Article 1 Target Assets

1.1 The target assets of this acquisition are all assets legally owned by Party B (for details, please refer to Annex 1, “List of Target Assets”), including but not limited to fixed assets, intangible assets, current assets (such as inventory, accounts receivable, etc.) and all rights and interests related to such assets (excluding Party B’s external debts and contingent liabilities, which shall be borne by Party B).

1.2 The quantity, quality, specifications, ownership status, etc. of the target assets shall be based on the “Asset Appraisal Report” and the attached “List of Target Assets” issued by Party B. Party A has fully understood and verified the target assets and voluntarily acquires such assets in accordance with the provisions of this Agreement, and will not raise any objections due to the actual condition of the target assets (if consistent with the “Asset Appraisal Report”).

1.3 Party B warrants that the target assets are free from any undisclosed defects in title, mortgages, pledges, seizures, freezes, or other restrictions on transfer, and that there are no third-party claims, ownership disputes, lawsuits, arbitrations, or other conflicts. If any of the above situations exist, Party B shall bear full responsibility and compensate Party A for all losses suffered as a result.

Article 2 Valuation Report and Acquisition Price

2.1 Party B has issued an “Asset Appraisal Report” for the target assets, and the report is true, legal and valid.

2.2 Party A acknowledges the valuation conclusion of the Asset Appraisal Report, and both parties confirm that the total acquisition price of the target assets is RMB 23,133,071.41 (in words: Twenty-Three Million One Hundred and Thirty-Three Thousand and Seventy-One Yuan and Forty-One Fen).

2.3 The acquisition price is a fixed price, and Party A shall not be required to pay any other fees to Party B. All related expenses shall be borne by Party B.

Article 3 Payment Method

3.1 Payment Period: Party A shall pay the full purchase price to Party B in one lump sum within 5 working days from the date of signing this agreement. The deposit agreement shall automatically become invalid after the payment is completed.

3.2 Party B’s account information:

Opening Bank: China Construction Bank Co., Ltd., Xiapu Songgang Branch

Bank account number:

Account Name: Ningde City Xiapu County Haoyu Amusement Co., Ltd.

3.4 If Party A fails to pay the full purchase price within 5 working days from the date of signing this Agreement as stipulated in this Agreement, Party A shall pay Party B a penalty of 0.5% of the overdue amount for each day of delay; if the delay exceeds 15 working days, Party B shall have the right to unilaterally terminate this Agreement, and any payments already made by Party A (if any) shall not be refunded. At the same time, Party A shall compensate Party B for all losses suffered as a result, and Party B shall also have the right to demand that Party A continue to fulfill its payment obligations.

Article 4 Asset Transfer

4.1 Handover period: Both parties shall complete the handover of all target assets within 10 working days after the signing and entry into force of this agreement.

4.2 Handover Contents: Party B shall deliver all physical assets, ownership certificates, technical and financial related documents, and rights certificates of the target assets to Party A. Both parties shall jointly verify the quantity and quality of the assets and sign the “Asset Handover Confirmation”. On the date of signing this confirmation, the ownership, related rights, and risk of loss of the target assets shall be formally transferred to Party A.

4.3 Change of Ownership: If the target assets require registration of change of ownership, Party B shall assist Party A in doing so within 5 working days after the handover is completed, and Party B shall bear the relevant expenses; if the change of ownership registration cannot be completed or is delayed due to Party B’s reasons, Party B shall bear the liability for breach of contract.

Article 5 Rights and Obligations of Both Parties

5.1 Rights and Obligations of Party A

(1) The party has the right to receive the target assets and related materials on time in accordance with the provisions of this Agreement, and to enjoy the ownership and related rights of the target assets;

(2) The purchase price shall be paid to Party B in accordance with the terms and amount stipulated in this Agreement;

(3) Cooperate with Party B to complete the handover of the target assets and the registration of ownership change (if necessary), and provide necessary assistance;

(4) After receiving the target assets, the party shall be responsible for the management and maintenance of the target assets and bear the related expenses;

(5) The other party shall not disclose the other party’s trade secrets, financial information and the contents of this Agreement (unless otherwise agreed in writing by the other party).

5.2 Rights and Obligations of Party B

(1) The right to receive the acquisition price on time in accordance with the provisions of this Agreement;

(2) Guarantee that the ownership of the target assets is legal and clear, and that there are no defects in rights or undisclosed disputes, and guarantee that the Asset Appraisal Report and related materials provided are true, legal and valid;

(3) In accordance with the provisions of this Agreement, the transfer of the target assets shall be completed on time, and all ownership certificates, technical data, financial data, etc. of the target assets shall be provided;

(4) Assist Party A in handling the registration procedures for the change of ownership of the target assets (if necessary) and provide necessary cooperation and support;

(5) Before the handover is completed, the target assets shall be properly kept and shall not be disposed of or damaged without authorization, nor shall any defects of the target assets be concealed.

(6) Bear the risks, losses and related expenses of the target assets before the handover is completed, and bear all debts, taxes and related legal liabilities incurred before the transfer of the target assets;

(7) The other party shall not disclose the trade secrets of Party A or the contents of this Agreement (except with the written consent of Party A).

Article 7 Liability for Breach of Contract

7.1 If Party A fails to pay the purchase price as stipulated in this Agreement, Party A shall pay Party B a penalty of 0.5‰ of the overdue amount for each day of delay; if the delay exceeds 15 working days, Party B shall have the right to terminate this Agreement, confiscate the deposit, and demand compensation from Party A for losses.

7.2 If Party B breaches this Agreement, causing Party A to be unable to enjoy ownership and related rights of the target assets, Party A shall have the right to terminate this Agreement, and Party B shall return double the deposit and compensate Party A for its losses.

7.3 If either party breaches its confidentiality obligations and discloses the other party’s relevant information, resulting in losses, it shall compensate the other party for all losses.

Article 8 Confidentiality Clause

8.1 All trade secrets, financial information, technical data, target asset information, and contents of this Agreement that the parties become aware of during the signing and performance of this Agreement shall be considered confidential information.

8.2 Both parties shall take reasonable confidentiality measures and shall not disclose the aforementioned confidential information to any third party unless required by law, required by government departments, or with the other party’s written consent.

8.3 This confidentiality clause shall remain in effect for three years after the termination of this Agreement. If either party breaches this confidentiality clause, it shall bear the corresponding liability for breach of contract and compensate the other party for all losses suffered as a result.

Article 9 Force Majeure

9.1 Force majeure as used in this Agreement means objective circumstances that are unforeseeable, unavoidable and insurmountable, including but not limited to earthquakes, floods, fires, typhoons, wars, and policy adjustments.

9.2 If this Agreement cannot be performed or is delayed due to force majeure, the party encountering the force majeure shall promptly notify the other party and provide relevant supporting documents within 3 working days after the occurrence of the force majeure. The parties may, based on the impact of the force majeure, negotiate to decide on partial performance, delayed performance or termination of this Agreement, without incurring any liability for breach of contract (but shall endeavor to minimize losses).

Article 10 Dispute Resolution

10.1 Any dispute arising during the performance of this Agreement shall first be settled amicably through negotiation between the parties; if the negotiation fails, either party shall have the right to file a lawsuit with the People’s Court at the location of Party A.

10.2 During the dispute resolution process, the parties shall continue to perform all other provisions of this Agreement except for the disputed matters.

Article 11 Other

11.1 For any matters not covered in this Agreement, the parties may enter into a supplementary agreement, which shall have the same legal effect as this Agreement; in the event of any inconsistency between the supplementary agreement and this Agreement, the supplementary agreement shall prevail.

11.2 This agreement shall come into effect on the date of signature and seal by both parties. It is made in four copies, with two copies held by Party A and two copies held by Party B, all of which have equal legal effect.

11.3 Both parties confirm that the date of signing this Agreement is March 30 , 2026 , and that the contact address and contact information of both parties are as stipulated in this Agreement. If either party changes its contact address or contact information, it shall notify the other party in writing three working days in advance; otherwise, the party making the change shall bear the adverse consequences arising therefrom.

(The following is intentionally left blank)

Party A (Seal): Fuzhou Golden Carnival Cultural Development Co., Ltd.

Legal Representative/Authorized Representative (Signature):	/s/ Fuzhou Golden Carnival Cultural Development Co., Ltd.

Signing Date: March 30, 2026

Party B (Seal): Ningde City Xiapu County Haoyu Amusement Co., Ltd.

Legal Representative/Authorized Representative (Signature):	/s/ Ningde City Xiapu County Haoyu Amusement Co., Ltd.

Signing Date: March 30, 2026

Appendix 1: List of Target Assets

Serial Number	Product Name
1	High-altitude water slide (glass water slide)
2	Rotating Tower (Drop Tower)
3	Ferris wheel
4	Swinging Chair
5	Pirate Ship
6	Self-controlled aircraft
7	Luxury Carousel
8	Bumper cars without skynet
9	Space Rover
10	Disco Turntable
11	Spacewalk
12	fishing
13	Haunted House
14	Dormitory, ticket office + office
15	door*
16	Transformer Capacitance Enhancement
17	Site construction ground cost
18	Venue painting
19	cable

Party A (Seal):	/s/ Fuzhou Golden Carnival Cultural Development Co., Ltd.

Party B (Seal):	/s/ Ningde City Xiapu County Haoyu Amusement Co., Ltd.

Confirmation Date: March 30, 2026